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PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

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☐ Preliminary Proxy Statement
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☐ Definitive Proxy Statement
☑ Definitive Additional Materials
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TRW INC.

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The Definitive Additional Materials filed herewith relate both to TRW's Special Meeting of Shareholders scheduled for April 22, 2002 and to TRW's Annual Meeting of Shareholders scheduled for April 24, 2002. TRW's proxy statement for the Special Meeting of Shareholders was filed on April 2, 2002 on Schedule 14A and TRW's proxy statement for the Annual Meeting of Shareholders was filed

on March 4, 2002 on Schedule 14A.

Phil Odeen Webcast
April 18, 2002

Introduction and congratulations
Hi. I'm Phil Odeen. There are a lot of things going on, but first I'd like to take a moment to review the excellent first quarter performance and our significantly improved earnings outlook for 2002.

I also want to mention our expectations for the rest of the year and, of course, why we're still recommending that you reject Northrop Grumman's exchange offer and vote AGAINST their proposals.

First, congratulations on a great quarter! The results we announced yesterday demonstrate your dedication and commitment to staying focused on cost, delivery, profit, and debt reduction. I want to thank each of you for satisfying our customers, pleasing our investors and analysts and — I strongly suspect — impressing our competitors.

First quarter review
Let's review some of the first quarter numbers. As you may have read on the Web yesterday, operating earnings increased 24 percent to $92 million. Our earnings per share also increased, coming in at 71 cents. That's up 20 percent from last year — and exceeded analysts' estimates by 7 cents.

You should all be proud of these accomplishments.

But on top of the improved profit numbers, we did a great job with cash flow in the quarter. As a point of reference, in the first quarter of last year, we used approximately $170 million in cash. This year, cash usage was only $34 million, thanks to tough but prudent management of programs and capital expenditures. This is a terrific achievement in a quarter that historically reports significantly high cash usage.

Despite these very positive results, we all know we're operating in a difficult economic environment, especially our automotive and aeronautical businesses. Given this tough environment — although we now see it recovering — overall sales for the quarter were down 2 percent to $4.1 billion, and overall segment profit decreased 4 percent to $227 million, compared with last year.

The fact we performed well on the earnings front is testimony to the wisdom of the steps we took last year to reduce costs, restructure the headquarters and automotive business, and reduce our debt. These actions position our company well for a strong profit growth in 2002. As we look forward to the next three quarters, we see a recovering economy and increased defense spending by the U.S. government. We expect sales — that is, the top line — to grow throughout the rest of the year, which will further strengthen our bottom line performance. We are so optimistic and encouraged by our first quarter results and improved prospects for the year that we've increased our full year 2002 profit guidance from $3.30 to a range of $3.55 to $3.60 per share. This will be a great year for all of us!

Six Sigma milestones
Another factor in our positive view of the future is the rapid roll out of our Six Sigma program.

Since last October, more than 380 Black Belts and nearly 3,500 Green Belts have been trained or are being trained. These numbers reflect an increase from our original plan.

In fact, Six Sigma has already shown a positive impact on our results. In this quarter alone, we've completed 35 Black Belt projects and even more Green Belt projects. This will produce savings of more than $11 million while generating cash flow of more than $12 million from working capital reductions.

TRW's response to Northrop Grumman's latest offer
Finally, let me comment on the latest Northrop Grumman offer....

Your Board, with the advice of independent financial and legal advisors, believes that their latest offer — of $53* per share — continues to undervalue TRW's businesses and opportunities.

The Board believes that our Value Enhancement Plan, which we're in the process of executing, is well positioned to deliver more value than Northrop Grumman's revised offer. We're driving hard to execute that plan to spin out Automotive and create two separate pure play companies by the end of the year.

While we are feeling good about our progress on the roll out of the plan, the Board has authorized us to explore all strategic alternatives that could create even greater value for the shareholders.

As part of this process, we will now share non-public information with interested parties, subject to their entering into confidentiality agreements to protect sensitive financial and program information. Should Northrop desire to do so, it may engage in this process on similar terms to other parties.

Thank you
Thank you again for your continued hard work. Your efforts were demonstrated in the positive results of the first quarter. And quite frankly, I was not surprised. The strength of TRW has always been in its people. And together, we look forward to a great future!

Thank you.

* *Northrop Grumman's Offer to Exchange would provide for each share of TRW common stock to be exchanged for that number of shares of Northrop Grumman common stock having a value equal to $53. The exact exchange ratio would be determined by dividing $53 by the average of the closing price of Northrop Grumman common stock for the five consecutive trading days ending immediately prior to the second trading day prior to the expiration of the Offer to Exchange, but in no event will the exchange ratio be more than 0.4690 ($53/$113) or less than 0.4309 ($53/$123).*

Note: Certain cautionary language relating to the benefits of the value enhancement plan is contained in TRW's April 2, 2002 Supplement to its Annual Meeting Proxy Statement.

This communication contains certain "forward-looking statements" that TRW believes are within the meaning of the Private Securities Litigation Reform Act of 1995. The safe harbors intended to be created thereby are not available to statements made in connection with a tender offer and TRW is not aware of any judicial determination as to the applicability of such safe harbors to forward-looking statements made in proxy solicitation materials when there is a simultaneous tender offer. However, shareholders should be aware that the preparation of any such forward-looking statements requires the use of estimates of future revenues, expenses, activity levels and economic and market conditions, many of which are outside TRW's control. Further, TRW's results could be affected by the ability to obtain new contract awards; the level of defense funding by the government and the termination of existing government contracts; pricing pressures from customers; moderation or decline in the automobile build rate; changes in consumer debt levels; work stoppages; unanticipated downturn in the financial condition of, or business relationships with customers or suppliers; the ability to reduce the level of outstanding debt from cash flow from operations and the proceeds from asset dispositions; a credit rating downgrade; increase in interest rates; customer recall and warranty claims; product liability and litigation issues; changes to the regulatory environment regarding automotive safety; the introduction of competing products or technology by competitors; the ability to attract and retain skilled employees with high-level technical competencies; the financial results of companies in which TRW has made technology investments; the availability of funding for research and development; economic, regulatory and political domestic and international conditions; fluctuations in currency exchange rates; and the impact of additional terrorist attacks, which could result in reduced automotive production, disruptions to the transportation system, or significant and prolonged disruption to air travel. In addition, there can be no assurance: (i) that an agreement relating to any sale of the company's aeronautical business will be reached, or that if an agreement is reached, that the transactions contemplated by such agreement will be consummated; (ii) that the company will spin off the automotive business or that such spin-off will be complete by the end of the year; (iii) that the company's strategic plan will deliver any particular level of value to TRW shareholders; (iv) that the commercial aerospace industry will stabilize; (v) that North American 2002 light vehicle production will increase from 2001 levels; and (vi) that 2002 earnings per share estimates will be met or exceeded. Other factors and assumptions not identified above are also involved in the preparation of forward-looking statements, and the failure of such other factors and assumptions to be realized may also cause actual results to differ materially from those discussed. The company assumes no obligation to update such estimates to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law.